Schedule 13G                                                         Page 1 of 6

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                              UNITED STATES                 OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION -------------------------
                         Washington, D.C. 20549         OMB Number:  3235-0145
                              SCHEDULE 13G            -------------------------
                                                        Expires:  October 31,
                                                                2002
                                                      -------------------------
                                                        Estimated average burden
                              SCHEDULE 13G              hours per response  14.9
                                                      --------------------------

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                         ALTIGEN COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  021489 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No.  021489 10 9                        13G                 Page 2 of 6
----------------------

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      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).


      Kenneth Tai
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Taiwan
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          8,867
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             898,389
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          8,867
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          898,389
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      907,256
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
      (See Instructions)

      Mr. Tai disclaims beneficial ownership of all of the shares (898,389 shares) held by the following entities, except to the extent of his partnership or corporate interest in each of them: InveStar Burgeon Venture Capital, Inc. (598,927 shares); InveStar Dayspring Venture Group, Inc. (99,821 shares); InveStar Excelsus Venture Capital (Int'l) Inc., LDC (99,821 shares); and Forefront Venture Partners, L.P. (99,820 shares).
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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----------------------                                   ---------------------
CUSIP No.  021489 10 9                       13G               Page 3 of 6
----------------------                                   ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).


      Herbert Chang
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Taiwan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             898,389
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          898,389
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      898,389
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
      (See Instructions)

      Mr. Chang disclaims beneficial ownership of all of the shares (898,389 shares) held by the following entities, except to the extent of his partnership or corporate interest in each of them: InveStar Burgeon Venture Capital, Inc. (598,927 shares); InveStar Dayspring Venture Group, Inc. (99,821 shares); InveStar Excelsus Venture Capital (Int'l) Inc., LDC (99,821 shares); and Forefront Venture Partners, L.P. (99,820 shares).
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

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Schedule 13G                                                         Page 4 of 6

Item 1.

   (a)  Name of Issuer  ALTIGEN COMMUNICATIONS, INC.

   (b)  Address of Issuer's Principal Executive Offices   47427 Fremont Blvd.,
        Fremont, CA 94538

Item 2.

   (a)  Name of Person Filing

          The persons listed in Exhibit A

   (b)  Address of Principal Business Office or, if none, Residence

          3600 Pruneridge Ave., #300 Santa Clara, CA 95051.

   (c)  Citizenship

          Taiwan

   (d)  Title of Class of Securities

          Common Stock

   (e)  CUSIP Number

          021489 10 9

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)  [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
        78o).

   (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e)  [_] An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E);

   (f)  [_] An employee benefit plan or endowment fund in accordance with
        (S)240.13d-1(b)(1)(ii)(F);

   (g)  [_] A parent holding company or control person in accordance with
        (S)240.13d-1(b)(1)(ii)(G);

   (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j)  [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)    Amount beneficially owed:  **

   (b)    Percent of class: **

   (c)    Number of shares as to which the person has:

Schedule 13G                                                         Page 5 of 6

       (i)     Sole power to vote or to direct the vote     **
                                                       ---------

       (ii)    Shared power to vote or to direct the vote      **
                                                          ---------

       (iii)   Sole power to dispose or to direct the disposition of      **
                                                                      --------

       (iv)    Shared power to dispose or to direct the disposition of    **
                                                                      --------

**Lines 5-11 of pages 2-3 of this Schedule are incorporated herein by reference and show, respectively, the ownership of each reporting person. InveStar Burgeon Venture Capital, Inc. ("InveStar Burgeon") owns 598,927 shares of AltiGen Communications, Inc. ("AltiGen"). InveStar Dayspring Venture Group, Inc. ("InveStar Dayspring") owns 99,821 shares of AltiGen. InveStar Excelsus Venture Capital (Int'l) Inc., LDC ("InveStar Excelsus") owns 99,821 shares of AltiGen. InveStar Burgeon, InveStar Dayspring and InveStar Excelsus are managed by InveStar Capital, Inc. Kenneth Tai and Herbert Chang are the Chairman and President, respectively, of InveStar Capital, Inc. and, as a result, may be deemed to share the power to vote and dispose of the shares held by the InveStar entities. Forefront Venture Partners, L.P. ("Forefront Venture") owns 99,820 shares of AltiGen. Forefront Venture is managed by Forefront Associates. Messrs. Tai and Chang are managing directors of Forefront Associates and, as a result, may be deemed to share the power to vote and dispose of the shares held by Forefront Venture. Each reporting person disclaims beneficial ownership owned by the various funds, except to the extent of his partnership or corporate interest in each of them.

Item 5.   Ownership of Five Percent or Less of a Class



                                                       February 9, 2001
                                               --------------------------------
                                                              Date

                                                        /s/ Kenneth Tai
                                               --------------------------------
                                                          Kenneth Tai

                                                       /s/ Herbert Chang
                                               --------------------------------
                                                         Herbert Chang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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Schedule 13G                                                         Page 6 of 6

                                   Exhibit A
                                   ---------

     THE UNDERSIGNED PERSONS agree to file withthe Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of AltiGen Communications, Inc.

/s/ Kenneth Tai
------------------------
Kenneth Tai

/s/ Herbert Chang
------------------------
Herbert Chang